Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2026

SLP FASTBALL AGGREGATOR, L.P.
By: SLP V Aggregator GP, L.L.C., its general partner
By: Silver Lake Technology Associates V, L.P., its managing member
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

SLP V AGGREGATOR GP, L.L.C.
By: Silver Lake Technology Associates V, L.P., its managing member
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

SILVER LAKE TECHNOLOGY ASSOCIATES V, L.P.
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

SLTA V (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

SILVER LAKE GROUP, L.L.C.

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer